CITIGROUP MORTGAGE LOAN TRUST INC.
390 GREENWICH STREET
NEW YORK, NEW YORK 10013

        December 12, 2006

BY EDGAR AND BY FACSIMILE (202) 942-9527

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sara Kalin

Re:          Citigroup Mortgage Loan Trust Inc.
Registration No. 333-138237
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement No. 333-138237 to 5:00 p.m., Eastern Standard Time, December 13, 2006, or as soon thereafter as practicable.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Very truly yours,

        CITIGROUP MORTGAGE LOAN TRUST INC.

        By:  /s/ Susan Mills
                  Name:   Susan Mills
                        Title:     Vice President